BioDrain Medical, Inc.

2915 Commers Drive, Suite

Eagan, Minnesota 55121

651.389.4806 phone

651.389.4807 fax

www.biodrainmedical.com

December 14, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:  BioDrain Medical, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed April 16, 2012
Form 10-Q for the quarterly period ended September 30, 2012

Filed November 15, 2012

File No. 000-54361

Dear Mr. Cascio,

This letter responds on behalf of BioDrain Medical, Inc. (the “Company”) to your comment letter addressed to the undersigned dated December 11, 2012 with respect to the filings listed above. Included below is your comment and the corresponding response supplied by the Company:

Form 10-K for the fiscal year ended December 31, 2011

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 39

1.	We note your response to prior comment 2. While we note the references to material weaknesses in internal control structure, Item 303(a) (3) requires a statement indicating whether or not internal control over financial reporting is effective as of the end of your most recent fiscal year. Please amend your filing to comply with Item 308(a)(3) of Regulation S-K.

On the date hereof, BioDrain has filed Amendment No. 3 to its Form 10-K for the year ended December 31, 2012. Item 9A has been restated to include a statement to the effect that management has concluded that our internal control over financial reporting was not effective as of the end of the most recent fiscal year.

In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions or further comments about these responses, please contact the undersigned at (651) 389-4806.

Sincerely,

Bob Myers

Chief Financial Officer

cc:           Martin Rosenbaum, Maslon Edelman Borman & Brand LLP

Brett Olsen, Olsen Thielen & Co., Ltd.